UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

DOVA PHARMACEUTICALS, INC.

(Name of Subject Company)

DOVA PHARMACEUTICALS, INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

25985T 10 2

(CUSIP Number of Class of Securities)

Dr. David Zaccardelli

President and Chief Executive Officer

Dova Pharmaceuticals, Inc.

240 Leigh Farm Road, Suite 245

Durham, North Carolina 27707

(919) 748-5975

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Jamie Leigh, Esq.

Darren DeStefano, Esq.

Cooley LLP

101 California Street, 5th Floor

San Francisco, CA 94111

(415) 693-2000

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Dova Pharmaceuticals, Inc., a Delaware corporation (“Dova” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on October 11, 2019, relating to the tender offer (the “Offer”) by Dragonfly Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Swedish Orphan Biovitrum AB (publ), a Swedish public limited liability company (“Sobi”), to purchase all of the issued and outstanding shares of Dova’s common stock, par value $0.001 per share (each such share, a “Share,” and collectively, the “Shares”) at an offer price of (i) $27.50 per Share, net to the seller thereof in cash, without interest and subject to any withholding taxes (the “Cash Amount”), plus (ii) one non-transferable contingent value right per Share (each, a “CVR,” and, together with the Cash Amount or any higher amount per Share paid pursuant to the Offer, the “Offer Price”), which will represent the right to receive $1.50, without interest and subject to any withholding taxes, upon the achievement of a specified milestone (the “Milestone Payment”), pursuant to the terms of the Contingent Value Rights Agreement substantially in the form attached as Annex II to the Merger Agreement (the “CVR Agreement”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 11, 2019 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”).

While the Company believes the disclosures set forth in the Schedule 14D-9 and highlighted in plaintiffs’ disclosure claims (as described below) fully comply with applicable law, in order to moot such disclosure claims, avoid nuisance and possible expense, and provide additional information to its stockholders, the Company has determined to voluntarily supplement the Schedule 14D-9 with the supplemental disclosures set forth below (collectively, the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, the Company specifically denies all allegations in the litigation that any additional disclosure was or is required or material.

The information set forth in the Solicitation/Recommendation Statement remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 3.           Past Contracts, Transactions, Negotiations and Agreements.

Item 3 “Past Contracts, Transactions, Negotiations and Agreements” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.              By amending and restating the “Table of Estimated Consideration for Executive Officer and Director Equity Award” on page 7 with respect to Mr. Steven M. Goldman by deleting and replacing the numbers indicated by the bold and underlined text as follows:

Name	Number of Shares Underlying Dova Options (#)(1)	Number of Shares Underlying Vested Dova Options (#)(2)	Number of Shares Underlying Unvested Dova Options (#)(3)	Dova Option Exercise Price($)	Closing Amount Payable for In the Money Options ($)(4)	CVR Amount Payable for In the Money Options ($)(5)	Contingent Amount Payable for Out of the Money Options ($)(6)	Number of Shares Underlying Dova RSU Awards (#)(7)	Closing Amount Payable for Dova RSU Awards ($)(8)	CVR Amount Payable for Dova RSU Awards ($)(5)	Total Value ($)(9)
Steven M. Goldman	10,083	2,750	7,333	7.32	203,475	15,125	—	—	—	—	218,600
	10,000	10,000	—	30.11	—	—	—	—	—	—	—
	8,333	2,500	5,833	9.36	151,161	12,500	—	—	—	—	163,661
	—	—	—	—	—	—	—	1,882	51,755	2,823	54,578

Item 4.           The Solicitation or Recommendation.

Item 4 “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.              By adding the bold and underlined line item below to the “Management Projections” table in the section titled “Projected Financial Information—Management Projections” on page 25:

Management Projections

	Fiscal Year Ending December 31,
($ in millions)	2019E	2020P	2021P	2022P	2023P	2024P	2025P	2026P	2027P	2028P	2029P	2030P
CLD	$3.8	$4.0	$7.1	$11.9	$17.4	$24.0	$31.6	$39.6	$47.4	$54.8	$62.0	$6.2
ITP	8.2	50.7	75.5	103.0	133.4	166.9	199.8	214.3	226.6	239.5	253.3	25.3
CIT	—	—	5.3	30.9	60.8	99.8	150.4	205.6	255.1	295.7	330.1	33.0
Total Product Revenue	$11.9	$54.7	$87.9	$145.8	$211.5	$290.7	$381.8	$459.5	$529.1	$590.1	$645.4	$64.5
License / Milestone Revenue	$1.9	$9.0	$5.5	—	$3.0	—	—	—	—	—	—	—
Total Revenue	$13.8	$63.7	$93.4	$145.8	$214.5	$290.7	$381.8	$459.5	$529.1	$590.1	$645.4	$64.5
Total Revenue (Adjusted)(1)	$13.8	$62.8	$91.0	$138.1	$198.3	$265.7	$344.2	$408.1	$465.3	$516.2	$562.9	$56.3
Gross Profit (Adjusted)(1)	$12.3	$50.7	$74.7	$117.4	$136.8	$187.2	$322.0	$380.8	$433.5	$480.4	$523.4	$53.0
Operating Income (Adjusted)(1)(2)	$(80.8)	$(55.8)	$(37.7)	$4.4	$21.4	$67.5	$202.4	$256.2	$303.8	$345.4	$383.2	$38.9
Stock-Based Compensation	$12.6	$12.7	$12.9	$13.0	$13.1	$13.3	$13.4	$13.5	$13.7	$13.8	$13.9	$1.4

(1)                                 Includes revenue from projected product sales and milestone payments related to the CIT indication currently in phase 3 trials assuming a 75% probability of successful regulatory approval.

(2)                                 Unlevered free cash flow of ($50.2), ($30.1), $8.9, $24.8, $65.8, $192.6, $202.9, $231.9, $264.4, $293.5 and $116.0 for fiscal years 2020, 2021, 2022, 2023, 2024, 2025, 2026, 2027, 2028, 2029 and 2030, respectively, was arithmetically derived by Jefferies based on projections provided to Jefferies by Dova’s management (including as to net operating loss carryforwards). In addition, unlevered free cash flow of ($63.0), ($43.0), ($4.2), $11.6, $53.4, $179.1, $188.5, $218.3, $250.6, $279.6 and $113.8 for fiscal years 2020, 2021, 2022, 2023, 2024, 2025, 2026, 2027, 2028, 2029 and 2030, respectively, was arithmetically derived by Evercore based on projections provided to Evercore by Dova’s management (including as to net operating loss carryforwards).

2.              By inserting the bold and underlined language in the last paragraph on page 29 in the section titled “Opinion of Dova’s Financial Advisors—Opinion of Jefferies LLC” as follows:

In connection with rendering its opinion to the Dova Board, Jefferies performed a variety of financial and comparative analyses, including those described below. The following summary is not a complete description of all analyses performed and factors considered by Jefferies in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected public companies analysis summarized below, no company used as a comparison was identical or directly comparable to the Company nor were individual multiples observed for each of the selected companies, in isolation, independently determinative of the results of Jefferies’ selected public companies analysis. These analyses necessarily involved complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies concerned.

3.              By inserting the bold and underlined language in the first paragraph under the “Selected Public Companies Analysis” subheading on page 30 in the section titled “Opinion of Dova’s Financial Advisors—Opinion of Jefferies LLC” as follows:

Selected Public Companies Analysis.  Jefferies reviewed publicly available financial, stock market and operating information of the Company and the following eight selected publicly traded companies in the biopharmaceutical industry with marketed products that Jefferies considered generally relevant for purposes of analysis, collectively referred to as the selected companies:

4.              By inserting as a new second sentence, and revising the two sentences thereafter, of the third paragraph on page 31 in the section titled “Opinion of Dova’s Financial Advisors—Opinion of Jefferies LLC” as follows:

Discounted Cash Flow Analysis.  Jefferies performed a discounted cash flow analysis of the Company by calculating the estimated present value of the standalone unlevered, after-tax free cash flows that the Company was forecasted to generate during the calendar years ending December 31, 2020 through December 31, 2030 based on probability-weighted and tax-affected estimates of the Company’s management (inclusive of the Company’s net operating loss carryforwards). For purposes of this analysis, stock-based compensation was treated as a non-cash expense.  The implied terminal value of the Company was derived by applying to the Company’s normalized unlevered after-tax free cash flow for the calendar year ending December 31, 2030 a range of perpetuity growth rates of (20.0%) to 0.0% selected based on Jefferies’ professional judgment and taking into account, among other things, the probability-weighted and tax-affected estimates of the Company’s management, trends in the industry and markets in which the Company operates and the intellectual property of the Company.  The present values (as of December 31, 2019) of the cash flows and terminal values were then calculated using a selected discount rate range of 11.7% to 12.7% derived from a weighted average cost of capital calculation. This analysis indicated the following approximate implied per Share equity value reference range for the Company, as compared to the implied Consideration:

5.              By inserting the bold and underlined text in, and adding a new second sentence after, the first sentence of the last paragraph beginning on page 31 in the section titled “Opinion of Dova’s Financial Advisors—Opinion of Jefferies LLC” as follows:

Jefferies observed certain additional information that was not considered part of Jefferies’ financial analysis with respect to its opinion but was noted for informational purposes, including the implied premiums paid or proposed to be paid (other than with respect to contingent consideration) in 30 selected merger and acquisition transactions involving publicly traded biopharmaceutical target companies announced from January 1, 2013 through September 27, 2019 with transaction values of $500 million to $2 billion and cash consideration of at least 80% of the total consideration.  The overall low to high implied premiums observed for these transactions were approximately 2.4% to 507.1% (with a mean of 75.2% and a median of 66.7%).

6.              By adding the following tables in the section titled “Opinion of Dova’s Financial Advisors—Opinion of Evercore Group L.L.C.” on page 36 after the phrase “This analysis indicated the following”:

Selected Public Company Trading Analysis

Evercore reviewed and compared certain financial information of the Company to corresponding financial multiples and ratios for the following selected publicly traded companies in the biopharma industry (the “selected companies”):

Lower-Growth Companies

Total Enterprise Value / Revenue Multiple
Company	2020E	2021E	2022E	2023E
Akebia Therapeutics, Inc.	0.9x	0.9x	0.7x	0.6x
AMAG Pharmaceuticals, Inc.	1.3x	1.2x	1.0x	1.1x
Corcept Therapeutics Incorporated	4.7x	4.4x	4.7x	3.9x
Horizon Therapeutics Public	4.4x	4.0x	3.5x	3.3x

Higher-Growth Companies

Total Enterprise Value / Revenue Multiple
Company	2020E	2021E	2022E	2023E
Akcea Therapeutics, Inc.	4.7x	3.7x	2.1x	1.3x
Insmed Incorporated	7.3x	3.7x	2.0x	1.4x
Reata Pharmaceuticals, Inc.	NM	10.9x	6.4x	3.3x
Rhythm Pharmaceuticals, Inc.	11.7x	6.8x	1.9x	1.2x
Rigel Pharmaceuticals, Inc.	2.1x	1.3x	0.8x	0.6x

7.              By inserting the bold and underlined phrases in the first paragraph in the section titled “Opinion of Dova’s Financial Advisors—Evercore Group L.L.C.” on page 37 as follows:

Based on the multiples it derived for the selected companies and based on its professional judgment and experience, Evercore applied a revenue multiple reference range of 6.0x to 9.0x to the Company’s estimated revenue in calendar year 2021 based on the Company Forecasts. Based on this range of implied total enterprise values, the Company’s estimated net debt in the amount of approximately $(18.5) million (calculated as total debt less cash and cash equivalents) as of December 31, 2019, and the number of fully diluted Shares as of August 31, 2019, in each case as provided by the Company’s management, this analysis indicated a range of implied equity values per Share of $18.30 to $26.59, compared to the Implied Consideration Value of $28.42 per Share.

8.              By inserting the bold and underlined words in the section titled “Opinion of Dova’s Financial Advisors—Opinion of Evercore Group L.L.C.” on page 38 as follows:

Discounted Cash Flow Analysis

Evercore performed a discounted cash flow analysis of the Company to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that the Company was forecasted to generate during the calendar years 2020 through 2030 based on the Company Forecasts (inclusive of the Company’s net operating loss carryforwards). For purposes of this analysis, stock-based compensation was treated as a cash expense. Evercore calculated terminal values for the Company by applying perpetuity growth rates of (15%) to (5%), which range was selected based on Evercore’s professional judgment and experience, to a terminal year estimate of the unlevered, after-tax free cash flows that the Company was forecasted to generate based on the Company Forecasts. The cash flows and terminal values in each case were then discounted to present value as of December 31, 2019, using the mid-year discounting convention, and using discount rates ranging from 11% to 13%, which were based on an estimate of the Company’s weighted average cost of capital. Based on this range of implied enterprise values, the Company’s estimated net debt (calculated as total debt less cash and cash equivalents) as of December 31, 2019, and the number of fully diluted Shares as of August 31, 2019, in each case as provided by the Company’s management, this analysis indicated a range of implied equity values per Share of $14.94 to $18.16, compared to the Implied Consideration Value of $28.42 per Share.

Item 8.           Additional Information.

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.              The sentence under the section titled “Legal Proceedings” on page 35 is hereby amended and restated by deleting the sentence and replacing it with the following paragraphs as follows:

Between October 14, 2019 and October 31, 2019, four stockholder actions were filed in federal court (captioned Wang v. Dova Pharm., Inc. et al., No. 19-cv-01944-UNA (D. Del. filed Oct. 14, 2019); Wheby v. Dova Pharm., Inc. et al., No. 19-cv-01981-UNA (D. Del. filed Oct. 18, 2019) (filed on behalf of putative class); Hurd v. Dova Pharm., Inc., et al., No. 19-cv-09708 (S.D.N.Y. filed Oct. 21, 2019); and Katz v. Dova Pharm. Inc. et al., No. 19-cv-10147 (S.D.N.Y. filed Oct. 31, 2019) (collectively, the “Complaints”)) against Dova and our Board of Directors related to the Offer. The Complaints assert violations of Sections 14(e) & (d) and 20(a) of the Exchange Act and Rule 14d-9 promulgated thereunder. Plaintiffs contend that Dova’s Schedule 14D-9, filed on October 11, 2019, omitted or misrepresented material information regarding the Offer. The Complaints seek, among other things, injunctive relief, rescission or rescissory damages, and an award of plaintiffs’ respective costs, including attorneys’ fees and expenses.

Dova believes the allegations and claims asserted in the lawsuits are without merit and that the disclosures in the Schedule 14D-9 comply fully with applicable law.

2.              By adding a new sentence at the end of the first paragraph of the section titled “Regulatory Approvals—HSR Act” on page 42 as follows:

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules and regulations promulgated thereunder, certain acquisitions may not be completed until information has been furnished to the Antitrust Division of the U.S. Department of Justice (“DOJ”) and the Federal Trade Commission (“FTC”), and the applicable HSR Act waiting period requirements have been satisfied. The waiting period under the HSR Act for a cash tender offer of 50% or more of an entity’s voting securities is 15 calendar days, unless the waiting period is terminated earlier or extended by a request for additional information and documents (a “Second Request”). If the FTC or DOJ issues a Second Request prior to the expiration of the initial waiting period, the parties must observe a 10-day waiting period, which would begin to run only after both parties have substantially complied with the Second Request, unless the waiting period is terminated earlier or the parties otherwise agree to extend the waiting period. The Offer is subject to the provisions of the HSR Act and therefore cannot be completed until Dova and Sobi each files a notification and report form with the FTC and the DOJ and the applicable waiting period has expired or been terminated. Dova and Sobi made the necessary filings with the FTC and the DOJ on October 11, 2019. On October 25, 2019, the FTC granted early termination of the waiting period under the HSR Act applicable to the Transactions. With such early termination, the condition of the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied.